Ark
Therapeutics

Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

31 August 2004

SEC MAIL PROCESSING
RECEIVED
SEP - 7 2004
WASH. D.C. 185 SECTION

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

04036688

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
SEP 09 2004
THOMSON
FINANCIAL

N.J.C. Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

Dlw 9/9

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE JUNE 22, 2004**
1.1	Change in Directors Details on Form 288c dated June 22, 2004
1.2	Resolutions from Annual General Meeting on July 5, 2004
1.3	Location of Register of Members on Form 353 dated July 9, 2004
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE JULY 5, 2004**
2.1	Resolutions from Annual General Meeting on July 5, 2004 (see 1.2 above)
2.2	Interim Report for the period ended June 30, 2004
2.3	**Miscellaneous Notifications filed with The London Stock Exchange**
2.3.1	Announcement dated August 3, 2004 regarding notification of interim results
2.3.2	Announcement dated August 27, 2004 regarding signing of marketing deal with Teva Medical for Kerraboot® in Israel
2.3.3	Announcement dated August 31, 2004 regarding interim results for the first half of 2004
2.3.4	Announcement dated August 31, 2004 regarding Kerraboot® initial post-marketing study results
2.3.5	Announcement dated August 31, 2004 regarding first trading update for sales of Kerraboot® in the UK
3.	**DOCUMENTS DISTRIBUTED TO SECURITY HOLDERS SINCE JULY 13, 2004**
3.1	Interim Report for the period ended June 30, 2004 (see 2.2 above)
4.	**PRESS RELEASES SINCE JULY 13, 2004**
4.1	Press release dated August 3, 2004 regarding notification of interim results
4.2	Press release dated August 27, 2004 regarding signing of marketing deal with Teva Medical for Kerraboot® in Israel
4.3	Press release dated August, 31 2004 regarding interim results for the first half of 2004
4.4	Press release dated August, 31 2004 regarding Kerraboot® initial post-marketing study results
4.5	Press release dated August 31, 2004 regarding first trading update for sales of Kerraboot® in the UK

82-34804

Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 4313987

Company Name in full Ark Therapeutics Group plc

Changes of particulars form

Complete in all cases — Date of change of particulars: Day 22 Month 06 Year 2004

Name *Style / Title: Mr — *Honours etc:

Forename(s): David Norman

Surname: Prince

† Date of Birth: Day 24 Month 06 Year 1951

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: 1 Fitzroy Mews

Post town: London

County / Region:

Postcode: W1T 6DE

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed N. P. Plummer — **Date**

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, 1 Fitzroy Mews, London W1T 6DE

Tel 020 7319 4084

DX number — DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

82-34804

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ARK THERAPEUTICS GROUP PLC

At the annual general meeting of Ark Therapeutics Group plc duly convened and held on 5 July 2004, the following resolutions were passed of which resolutions 1 to 8 were passed as ordinary resolutions and resolution 9 was passed as a special resolution.

ORDINARY RESOLUTIONS

1. To receive the accounts for the financial year ended 31 December 2003, together with the reports of the Directors and auditors thereon.

2. In accordance with article 106 of the Company's articles of association, to re-elect Dennis Turner who is submitting himself for reappointment as a Director.

3. In accordance with article 106 of the Company's articles of association, to re-elect Dr Nigel Parker who is submitting himself for reappointment as a Director.

4. In accordance with article 110 of the Company's articles of association, to re-elect David Prince who is submitting himself for reappointment as a Director.

5. In accordance with article 110 of the Company's articles of association, to re-elect Dr Wolfgang Plischke who is submitting himself for reappointment as a Director.

6. To reappoint Sir Mark Richmond, aged 73, as a Director.

7. To reappoint Deloitte & Touche LLP as auditors of the Company and to authorise the Directors to set their remuneration.

8. That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "**Act**"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £378,993 (being 30 per cent. of issued share capital as at the date of this Notice), this authority to expire at the conclusion of the annual general meeting of the Company in 2005 or on 5 October 2005, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of section 80 of the Act.

SPECIAL RESOLUTION

9. That the Directors be and are hereby empowered pursuant to section 95(1) of the Act, subject to the passing of resolution 8 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities:

   (a) in connection with a rights issue or other pre-emptive offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical

82-34804

problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(b) otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £63,135,

and this power shall expire at the conclusion of the annual general meeting of the Company to be held in 2005 or on 5 October 2005, whichever is the earlier (save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of section 95 of the Act.

N R C Plummer
....
[Secretary]

82-34804

Companies House
— for the record —

353

Register of members

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4313987
Company Name in full	Ark Therapeutics Group plc

The register of members is kept at:

NOTE:
The register **MUST** be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office.

Address	The Registry, 34 Beckenham Road
Post town	Beckenham
County / Region	Kent
Postcode	BR3 4TU

Signed N.J.C. Plummer. **Date** 09/07/2004

† ~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

† Please delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nick Plummer, Ark Therapeutics Group plc, 1 Fitzroy Mews, London
W1T 6DE
Tel 0207 391 4084
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

82-34804

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Notice of Results
Released	12:41 03-Aug-04
Number	5560B

Ark Therapeutics Group Plc

Notification of Interim Results

London, 3rd August 2004: Ark Therapeutics Group Plc, the emerging healthcare group, will be announcing its interim results for the six months ended 30 June 2004 on Tuesday, 31st August 2004.

For further information:

Financial Dynamics **020 7831 3113**
David Yates / Lucy Briggs

END

Close

©2004 London Stock Exchange plc. All rights reserved

82-34804

Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Signing of Marketing Deal
Released	07:00 27-Aug-04
Number	3656C

Ark signs marketing deal with Teva Medical for Kerraboot® in Israel

27 August 2004, London UK: Ark Therapeutics Group plc today announces that it has signed a 10 year exclusive marketing deal with Teva Medical Ltd., a subsidiary of Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) for the sale and distribution of Kerraboot® in Israel. The novel wound management device for leg and foot ulcers will be marketed by Teva Medical to all sectors of the healthcare community in Israel. The terms of the deal include an undisclosed upfront payment to Ark, minimum annual order levels and profits from commercialization being shared between the two companies.

It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world[1] and is particularly prevalent amongst the diabetic population where the ulcers can develop rapidly and are often particularly difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% have been observed over the four week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® in favour of previous treatments[2].

Ark estimates that up to 65,000 people per annum are diagnosed with leg and foot ulcers in Israel and the current dressings market is diverse. Current ulcer management approaches frequently require the use of multiple dressing (3–5 items) as well as significant amounts of nursing time. UK studies have shown that management with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective with potential reductions in overall treatment costs of up to 40% over a twelve week period[2].

Mr Paul Higham, Commercial Director of Ark, commented: "We are very pleased to announce this news. Teva Medical is an excellent partner to commercialise Kerraboot® as it is one of the most successful companies in the hospital, community and home healthcare sectors in Israel. The deal economics highlight the commitment of both companies to make a very significant product by building on Kerraboot®'s benefits over traditional ulcer and wound care approaches. This is the first of a number of deals we aim to strike as we progress our international commercialisation of Kerraboot®."

For further information please contact:

Ark Therapeutics **+44 (0)20 7388 7722**
Dr Nigel Parker, Chief Executive
Paul Higham, Director of Commercial Development

Financial Dynamics **+44 (0)20 7831 3113**
David Yates
Lucy Briggs

Sources:

1 Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulders; The Cochrane Library, Issue 1, 2002

2 Ark studies

Notes to Editors

Kerraboot®

Kerraboot® provides a new time-saving approach to the management of foot and leg ulcers in the form of an easy to apply, non-pressurised boot-like dressing. The product design incorporates a number of advanced medical device materials which generate a warm, moist environment for healing while facilitating the draining and isolation of exudates from the ulcerated area. Thus, substances such as matrix metalloproteases which can inhibit angiogenesis within the ulcer are reduced allowing natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate the re-granulation and healing of the affected area.

Foot and Leg Ulcer Facts

It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world and is particularly prevalent amongst diabetics where ulcers can develop rapidly and are difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value

82-34804

and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

Close

©2004 London Stock Exchange plc. All rights reserved

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Interim Results
Released	07:00 31-Aug-04
Number	4100C

Ark Therapeutics Group plc

Interim Results for the First Half of 2004

STRONG PROGRESS SINCE IPO

London, UK, 31 August 2004 – Ark Therapeutics Group plc today announces its results for the six months ended 30 June 2004.

YEAR TO DATE HIGHLIGHTS

- Second safety and efficacy study for Cerepro™ in malignant glioma shows mean survival time increased by 80%
- Kerraboot® receives UK Drug Tariff Listing at a reimbursement price of £14.00, beating analysts' expectations by £2.00
- Kerraboot® UK sales force recruited, primary care sales commence
- Trinam® receives Orphan Drug Designation in the EU
- Compassionate Use supplies made available, at request of investigators, for patients completing EG005 Phase II one year extension protocol
- Listing on London Stock Exchange successfully raises £55 million
- Cash and liquid resources £53.7 million at 30 June 2004

POST- PERIOD EVENTS

- Commercialisation agreement signed with Teva Medical for Kerraboot® in Israel

- Results of first two months of Ark sales representative activity encouraging, with sales of Kerraboot® rising to an average of £5,000 per week for the two weeks to 20 August 2004 (announced today)

- Initial Kerraboot® post-marketing study results show time savings, as well as benefits in ease of use, markers of healing and quality of life parameters (announced today)

- Study to update Cerepro™ toxicology package completed

- Scavidin® patent granted in Europe

Dr Nigel Parker, CEO of Ark, commented:

"During the first six months we have made major progress and delivered against all our key objectives set out during the IPO. In particular we have continued to advance our lead products, gaining significant safety and efficacy data for Cerepro™, and making impressive progress with Kerraboot®. We look forward to sustaining that momentum for the rest of the year."

For further information:

Ark Therapeutics Group Plc	Tel: + 44 (0)20 7388 7722
Dr Nigel Parker, CEO	
Martyn Williams, Financial Director	
Financial Dynamics	Tel: +44 (0)20 7831 3113
David Yates	
Lucy Briggs	

Notes to Editors

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Dr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

Chairman's and Chief Executive's statement

Overview – solid progress on all fronts

During the last six months we have made substantial progress in all aspects of Ark's business. In March, we completed our successful initial public offering on the London Stock Exchange, raising £55 million.

Securing our financial position through the IPO has allowed us to bring our first product to market and advance the development of our other lead products in the clinic. Our follow-on clinical portfolio (EG005 Phase II Study in HIV-associated lipodystrophy and EG010 diagnostic testing kit for heart attack risk assessment) has also made good progress, as have our research teams with the baculoviral and Scavidin® programmes. Consequently we have produced strong news flow, demonstrating that the Company is delivering on the achievement of the key milestones set out at the time of our IPO and, in certain cases, exceeding both our own and external expectations.

In the period we continued to make the transition to a sales and marketing company. We have deployed our initial sales force of Ark medical representatives in the UK, dedicated to the commercialisation of Kerraboot®. Today we are providing a post-period trading update. In addition, we recently announced a commercialisation agreement with Teva Medical for the sale and marketing of Kerraboot® in Israel, Teva's home market. Teva Medical is a subsidiary of Teva Pharmaceutical Industries, one of the world's major pharmaceutical groups.

Overall, in the first half of 2004 we have already delivered many of our key objectives for the year. These achievements reinforce our belief that we are well placed to become one of the successful new breed of healthcare companies servicing areas of high clinical need in specialist medicine.

Against this background of achievement, the performance of our share price since March is very disappointing. The Company has made excellent progress to date and we expect to build on this going forward.

Kerraboot® - launched in the UK

Following the introduction into UK hospitals of the Kerraboot® wound dressing device for foot and leg ulcers in November last year, initial patient evaluations continue to be very positive. We were pleased to see orders being placed directly by hospitals through PASA, the NHS Purchasing and Supply Agency, which has been ordering routinely during the period.

UK Drug Tariff Listing, which allows the product to be prescribed in primary care, was achieved in May at a price of £14.00, £2.00 above analysts' expectations. Our recently recruited sales force has made an encouraging start to selling into hospitals and primary care, commencing mid-June, with the first FP10 prescriptions being received almost immediately. Additionally we completed recruitment of the 30 patients for the post-marketing comparative study and preliminary results were announced today. Compared with standard care, Kerraboot® showed time savings as well as benefits in ease of use, markers of healing and quality of life parameters.

Cerepro™ - potentially the world's first gene-based medicine

In June, we presented at the American Society of Gene Therapy the fully audited results of the second safety and efficacy study of Cerepro™ in malignant glioma. Results showed an 80% increase in mean survival time. This improvement was highly statistically significant and confirmed the results of the earlier Phase II safety and efficacy study. We have recently completed the Cerepro™ toxicology study agreed with the EMEA. As expected, full product clearance was achieved at 90 days, enabling us to update the pre-clinical dossier. The quality of this programme continues to be recognised by the regulatory agencies as evidenced by our receipt of unconditional approval from the UK's Gene Therapy Advisory Committee and Medicines and Healthcare Products Regulatory Agency for the continued development of what we believe could be one of the world's first gene-based medicines to become commercially available.

Vitor™ – no significant side effects found

During the period, enrolment into the Phase III Study for cachexia in cancer has continued and we are pleased to report that the Drug Safety Monitoring Board has met with the Company in the period and confirmed that it has found no side effects to give concern as to the safety of the product. We are thus continuing enrolment into the study, opening further centres in Europe.

Furthermore, we were pleased that research elucidating the way Vitor™ works in preventing muscle cell breakdown received recognition at this year's Multi-national Association of Supportive Care in Cancer (MASCC) conference, where our research collaborators (Professor

82-34804

Tisdale and his team at Aston University, Birmingham) won one of the Investigator of the Year Awards.

Trinam® – first trial patient treated

Trinam® achieved a milestone Ethics Committee approval in the US, clearing the "first-time into man" hurdle and, consequently, in the period the Phase II Study in haemodialysis access surgery opened for patient recruitment. We have since announced the first treatment of a patient with Trinam® in the trial. Trinam® received EU Orphan Medicinal Product Designation in June, in addition to the US Orphan Designation previously granted.

Follow-on clinical products - progress

Progress in the last six months with our follow-on products in the clinic has been encouraging, with Ark agreeing to initiate compassionate use of EG005 in HIV-associated lipodystrophy at the request of investigators and of patients completing the Phase II voluntary one year extension protocol.

We have also procured blood samples to finalise the upper scale calibration of our EG010 diagnostic test prior to CE-marking later this year.

Science and research – cost-effective strategy

The business model employed by Ark, which constructively combines academia and industry, is proving highly cost-effective and we have made very good progress with both our baculoviral versatile vector and functional genomics programmes, as well as with Scavidin®, our targeted drug delivery platform. We will continue to employ this successful and cost-effective approach to primary research to advance our existing programmes and make new discoveries as we go forward.

Patents

During the period we have continued to make good progress in the prosecution of our intellectual property applications to protect our lead product portfolio in key geographical areas. Since the period end we have also been granted a European patent for our drug-targeting platform, Scavidin®. Such grants not only underpin our ability to commercialise successfully our products, but also confirm the novelty of our ongoing research and product development approaches. As a result of our patenting strategy, we expect unusually long exclusivity periods for the first products which the Company plans to bring to market.

Manufacturing – on track

During the first six months of this year we completed the structural work to upgrade our Finnish manufacturing facility from Phase II to Phase III/commercial supply. Validation of the facilities and of the production lines for Cerepro™ and Trinam® has progressed according to plan. We remain on track to complete this project towards the end of this year.

Board and Management – strengthening

82-34804

Simultaneous with the IPO, Professor John Martin and Dr. Kalevi Kurkijarvi resigned from our Board as part of the public company restructuring. John remains deeply involved in the business as Chief Scientific Officer and a member of the executive team. Both gave generously of their time as Board members and on behalf of the Board and shareholders we thank them for their services and their contribution to our success to date.

In April Nick Plummer joined us from the law firm Ashurst as Legal Counsel and Company Secretary. Nick knows the Company well, having worked on Ark legal matters for a number of years while at Ashurst. In May we announced the appointment of David Prince, the former CFO of Cable and Wireless, as a non-executive Director and Chairman of the Audit Committee. David is an experienced director who, with his strong track record in financial management, is already making a valuable contribution to the business. Both are welcome additions to our strengthening team.

Financial Review

In the six months ended 30 June 2004, Ark made a net loss of £5.9 million (six months ended 30 June 2003 - £3.4 million). Net cash outflow before management of liquid resources and financing for the period was £5.8 million (six months ended 30 June 2003 - £2.6 million). Cash and liquid resources were £53.7 million at 30 June 2004 (£13.4 million at 30 June 2003).

Revenues of £0.03 million were recorded in the first six months of 2004 (six months ended 30 June 2003 – £nil), all of which related to Kerraboot®. The achievement of Drug Tariff listing in May and the recruitment of our initial sales force in the second quarter led to a rapid increase in sales and, with the recent announcement of the Kerraboot® post-marketing study results, these should provide strong drivers for the continued sales growth of this product.

Research and development expenditure in the first six months of 2004 was £3.9 million (six months ended 30 June 2003: £2.9 million), reflecting the higher level of late stage clinical trial activity and the continued investment in the GMP manufacturing facility in Finland.

Selling, marketing and distribution costs for the period were £0.6 million (six months ended 30 June 2003: £nil). These costs related to the launch of Kerraboot® and initial sales force expenses.

Other administrative expenses for the period were £2.6 million (six months ended 30 June 2003: £1.8 million), reflecting the general increase in Group activities, increased costs as a result of being a listed company and additional costs associated with the IPO.

In the six months ended 30 June 2004 the Group earned interest on its cash deposits of £0.8 million (six months ended 2003: £0.3 million), reflecting the increased level of cash following the IPO.

Prospects

In the remainder of the year we expect to build on the significant progress we have made since the IPO as we continue the transition from a research and development-focused company to a commercial revenue-generating enterprise. In particular, we aim to build on the encouraging

82-34804

initial UK sales of Kerraboot® and to give a manufacturing and regulatory update on Cerepro™, including progress on the certification of our Finnish GMP manufacturing facility. We also expect to provide updates on our Vitor™, Trinam® and EG005 trials and on the international commercialisation of Kerraboot®.

Our staff in London and Kuopio, Finland have achieved some notable successes during the first six months of this year. We remain most grateful to all of them for their commitment and effort.

Dennis Turner, Chairman
Dr Nigel Parker, Chief Executive Officer 31 August 2004

Consolidated profit and loss account
For the six months ended 30 June 2004 (unaudited)

	Note	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Turnover		26,980	-	1,847
Cost of Sales		(9,522)	-	(644)
Gross profit		17,458	-	1,203
Research and development expenses		(3,933,353)	(2,903,658)	(5,368,766)
		(3,915,895)	(2,903,658)	(5,367,563)
Selling, marketing and distribution costs		(595,901)	-	(318,710)
Other administrative expenses		(2,635,660)	(1,752,154)	(4,225,520)
Share-based compensation		(43,836)	593,691	593,691
Administrative expenses		(2,679,496)	(1,158,463)	(3,631,829)
Other income		30,148	63,363	108,870
Operating loss		(7,161,144)	3,998,758)	(9,209,232)
Finance income (net)				

82-34804

		750,178	255,950	457,640
Loss on ordinary activities before taxation		(6,410,966)	(3,742,808)	(8,751,592)
Tax on loss on ordinary activities		550,947	325,475	650,949
Loss on ordinary activities after taxation, being retained loss for the period		(5,860,019)	(3,417,333)	(8,100,643)
Loss per share (basic and diluted)	2	(0.05)	(0.04)	(0.10)

Consolidated statement of total recognised gains and losses
For the six months ended 30 June 2004 (unaudited)

	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Loss for the period	(5,860,019)	(3,417,333)	(8,100,643)
Currency translation gain/(losses) on foreign currency net investments	10,040	(10,404)	(12,741)
	(5,849,979)	(3,427,737)	(8,113,384)

Consolidated balance sheet
As at 30 June 2004 (unaudited)

	Note	30 June 2004 £'s	30 June 2003 £'s	31 December 2003 £'s
Fixed assets		679,169	1,933,013	1,306,091
Intangible assets		921,403	785,146	834,838
Tangible assets		1,600,572	2,718,159	2,140,929

82-34804

Current assets				
Stocks		94,120	-	9,200
Debtors		2,228,059	540,943	1,017,536
Cash at bank and in hand		53,738,381	13,403,783	9,157,565
		56,060,560	13,944,726	10,184,301
Creditors: amounts falling due within one year		(3,218,897)	(2,203,945)	(2,582,764)
Net current assets		52,841,663	11,740,781	7,601,537
Total assets less current liabilities		54,442,235	14,458,940	9,742,466
Creditors: amounts falling due after more than one year		(437,060)	(517,635)	(486,808)
Net assets		54,005,175	13,941,305	9,255,658
Capital reserves				
Called up capital		1,263,110	57,751	57,751
Share premium		86,339,290	36,988,989	36,988,989
Profit and loss account		(33,597,225)	(23,105,435)	(27,791,082)
Shareholders' funds	6	54,005,175	13,941,305	9,255,658
Shareholders' funds may be analysed as:				
Equity interests		54,005,175	13,891,305	9,205,658
Non-equity interests		-	50,000	50,000
		54,005,175	13,941,305	9,255,658

Consolidated cash flow statement

For the six months ended 30 June 2004 (unaudited)

	Note	Six months ended	Six months ended	Year ended

82-34804

	Note	30 June 2004 £'s	30 June 2003 £'s	31 December 2003 £'s
Net cash outflow from operating activities	3	(6,214,622)	(3,733,892)	(8,114,251)
Returns on investments and servicing of finance	4	615,608	255,950	457,640
Taxation	4	-	1,032,850	1,033,813
Capital expenditure and financial investment	4	(213,908)	(149,699)	(256,661)
Cash outflow before financing		(5,812,922)	(2,594,791)	(6,879,459)
Financing	4	50,389,418	118,810	169,916
Increase/(decrease) in cash in the year		44,576,496	(2,475,981)	(6,709,543)

Notes to the financial information

1 Basis of Preparation

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's statutory financial statements for the year ended 31 December 2003.

These interim financial statements do not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Results for the six month periods ended 30 June 2003 and 30 June 2004 have not been audited. The results for the year ended 31 December 2003 have been extracted from the statutory financial statements, which been filed with the Registrar of Companies and upon which the auditors reported without qualification.

Copies of the interim results for the six months ended 30 June 2004 are being sent to all shareholders and can also be printed from the Company's website at www.arktherapeutics.com. Further copies of the interim results and copies of the full financial statements for the year ended 31 December 2003 (which can also be printed from the Company's website) can be obtained by sending a stamped addressed envelope to the Company Secretary at Ark Therapeutics Group plc, 1 Fitzroy Mews, London W1T 6DE.

2 Loss per share

FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option

82-34804

share for out-of-money share options.

The loss per share is based on the weighted average number of shares adjusted to reflect the restructuring of share capital on listing of the company and is presented as if the share restructuring had happened at the beginning of the period under review.

The calculation of basic and diluted loss per ordinary share is based on the loss of £ 5,860,019 for the six months ended 30 June 2004 (six months ended 30 June 2003 - £ 3,417,333; year ended 31 December 2003 - £ 8,100,643) and on 110,629,401 ordinary shares (June 2003 - 81,106,688; December 2003 - 81,106,688) being the weighted average number of ordinary shares in issue.

3 Reconciliation of operating loss to net cash outflow from operating activities

	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Operating loss	(7,161,144)	(3,998,758)	(9,209,232)
Depreciation charge	85,790	46,828	155,950
Amortisation of goodwill	626,922	626,922	1,253,844
(Increase)/decrease in debtors	(527,655)	209,007	68,622
Increase in stocks	(84,920)	-	(9,200)
Increase/(decrease) in creditors	802,549	(24,200)	219,456
Share based compensation	43,836	(593,691)	(593,691)
Net cash outflow from operating activities	(6,214,622)	(3,733,892)	(8,114,251)

4 Analysis of cash flows for headings netted in the cash flow statement

	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Returns in investments and servicing of finance			
Interest received	615,608	255,950	457,640

82-34804

Taxation			
Research and development tax credit	-	1,032,850	1,033,813
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	(213,908)	(149,699)	(256,661)
Financing			
Issue of shares	50,393,807	-	-
Capital element of finance lease rental payments	-	(2,934)	(5,867)
Repayments of loans	(22,425)	-	(33,638)
New loans	18,036	121,744	209,421
Net cash inflow from financing	50,389,418	118,810	169,916

5 Analysis of changes in net funds

	1 January 2004 £'s	Cash Flow £'s	Foreign Exchange £'s	30 June 2004 £'s
Cash at bank and in hand	9,157,565	44,576,496	4,320	53,738,381
Debt – due within one year	(47,478)	(19,246)	2,547	(64,177)
Debt – due after more than one year	(486,808)	23,635	26,113	(437,060)
Net funds	8,623,279	44,580,885	32,980	53,237,144

6 Reconciliation of movements in Group Shareholders' Funds

	£'s
As at 1 January 2004	9,255,658
Redemption of preference share capital	(50,000)
Issue of shares	55,334,368

82-34804

Share issue expenses	(4,728,708)
Loss for the period	(5,860,019)
Currency translation gains on foreign currency net investments	10,040
Share-based compensation	43,836
As at 30 June 2004	54,005,175

Independent review report to Ark Therapeutics Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit.

82-34804

Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP

Chartered Accountants

Cambridge

31 August 2004

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 31-Aug-04
Number	3948C

Ark's Kerraboot® effective in managing a wide range of ulcer types in the community – benefits over standard care shown.

Initial post-marketing study results

31 AUGUST 2004, London UK: Ark Therapeutics Group plc today announces the preliminary results of its third clinical study of Kerraboot®, the Company's novel wound dressing device for the management of foot and leg ulcers. The study, comparing Kerraboot® with current standard care, met both primary and secondary study objectives, showing Kerraboot® to be effective in the management of diabetic foot and leg ulcers in primary care-based patients. Benefits demonstrated over standard care were reduced dressing time, ease of use and improvements in quality of life indicators. The full results of the study will be presented at the "Wounds UK" Conference in Harrogate, 15-17 November 2004.

Overall, the outcomes from this third study complement those seen in the previous two clinical studies. Taking the results of these three trials together, they show that Kerraboot® can be successfully used across all ulcer severities ranging from hospitalised cases with very severe ulcers being considered for leg amputation, through difficult out-patient cases to the milder cases being cared for at home.

Dr Mike Edmonds, Consultant Physician at Kings College Hospital, London led this multi-centre, randomised, open label study which evaluated the use of Kerraboot® compared with standard care dressings in the management of diabetic foot ulcers over a four week period. Five major UK wound care centres took part in the study.(1)

Over the study period, the overall healing profile of the Kerraboot® group showed greater improvements in granulation and reduced 'sloughing' even though these patients had worse ulcers to start with. Also, greater improvements were noted in pain reduction and stress indicators versus standard therapy. In comparison to standard dressings, Kerraboot® resulted in a 50% reduction in the time needed by nurses to change the dressing and all patients rapidly became nurse-independent, being able to change dressing themselves. In terms of acceptability, the healthcare workers and patients rated the Kerraboot® better for most parameters tested, notably ease of application and removal, convenience and improved patient mobility.

Dr Alan Boyd, Research and Development Director at Ark said: "We are pleased with these initial results and, combined with the outcomes from previous studies, we now have evidence to support the use of Kerraboot® across the range of ulcer types in both hospitalised and primary care-based patients. Kerraboot® has been shown to offer considerable healthcare and patient benefits over traditional ulcer and wound care

82-34804

approaches, including the potential for cost savings in the management of these patients. We look forward to presenting the full study data at "Wounds UK" later this year."

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Dr Alan Boyd, Research & Development Director

Financial Dynamics
David Yates + 44 (0)20 7831 3113
Lucy Briggs

(1) Kings College Hospital, London; Royal Bournemouth Hospital, Bournemouth; Manchester Royal Infirmary, Manchester; Tameside General Hospital, Ashton-Under-Lyme and Hope Hospital, Salford

Notes to Editors

Kerraboot®

Kerraboot® provides a new time-saving approach to the management of foot and leg ulcers in the form of an easy to apply, non-pressurised boot-like dressing. The product design incorporates a number of advanced medical device materials which generate a warm, moist environment for healing while facilitating the draining and isolation of exudates from the ulcerated area. Thus, substances such as matrix metalloproteases which can inhibit angiogenesis within the ulcer are reduced allowing natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate the re-granulation and healing of the affected area.

Foot and Leg Ulcer Facts

It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world and is particularly prevalent amongst diabetics where ulcers can develop rapidly and are difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

82-34804

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

Close

©2004 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Kerraboot(R)Trading Update
Released	07:00 31-Aug-04
Number	3965C

Ark issues first trading update for sales of Kerraboot® in the UK

London, UK, 31 August 2004: Ark Therapeutics Group plc today announces encouraging results from the activities of its newly-recruited Kerraboot® sales force. Commencing in mid-June, Ark's sales representatives have generated sales rising to an average of £5,000 per week for the two weeks ending 20 August 2004. Whilst the majority of these prescriptions have been generated in primary care, where the sales force is mainly focusing, the number of hospitals who have ordered Kerraboot® has increased from 2 at the end of 2003 to a total of 14 today.

UK Drug Tariff Listing, which allows Kerraboot® to be prescribed in primary care, was achieved in May at a price of £14.00. Following this the UK sales force was recruited to service 10 territories covering England, Wales and Scotland. The sales force has made a good start to selling into hospitals and primary care, with the first prescriptions in primary care being received almost immediately.

Kerraboot® is stocked and supplied as a standard product by two of the UK's major wholesalers, AAH and Phoenix, as well as a number of smaller regional wholesalers. In addition, the product is being supplied to UK hospitals via a contract agreed with PASA, the NHS Purchasing and Supply Agency, which has been ordering routinely during the period.

Paul Higham, Director of Commercial Development at Ark, commented:

"*The sales team has made a good start to selling Kerraboot®. There has been an enthusiastic response to the product from patients and healthcare professionals and the first sales figures are encouraging. We expect the sales to build from this base as the contribution Kerraboot® can make to improving leg and foot ulcer management is increasingly recognized, particularly in the light of the positive results from the comparative study also announced today. We believe that the clear patient benefits delivered by Kerraboot® in this study and in its everyday use will drive uptake amongst healthcare professionals.*"

For further information please contact:

Ark Therapeutics	+44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive	
Paul Higham, Director of Commercial Development	
Financial Dynamics	+44 (0)20 7831 3113
David Yates	
Lucy Briggs	

Notes to Editors

Kerraboot®

Kerraboot® provides a new time-saving approach to the management of foot and leg ulcers in the form of an easy to apply, non-pressurised boot-like dressing. The product design incorporates a number of advanced medical device materials which generate a warm, moist environment for healing while facilitating the draining and isolation of exudates from the ulcerated area. Thus, substances such as matrix metalloproteases which can inhibit angiogenesis within the ulcer are reduced allowing natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate the re-granulation and healing of the affected area.

Foot and Leg Ulcer Facts

It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world and is particularly prevalent amongst diabetics where ulcers can develop rapidly and are difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the

82 - 34804

Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

Close

©2004 London Stock Exchange plc. All rights reserved

82-34804

Ark Therapeutics

Notification of Interim Results

London, 3rd August 2004: Ark Therapeutics Group Plc, the emerging healthcare group, will be announcing its interim results for the six months ended 30 June 2004 on Tuesday, 31st August 2004.

For further information, please contact:

Financial Dynamics David Yates Lucy Briggs	**020 7831 3113**

82-34804

Ark Therapeutics

Ark signs marketing deal with Teva Medical for Kerraboot® in Israel

27 August 2004, London UK: Ark Therapeutics Group plc today announces that it has signed a 10 year exclusive marketing deal with Teva Medical Ltd., a subsidiary of Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) for the sale and distribution of Kerraboot® in Israel. The novel wound management device for leg and foot ulcers will be marketed by Teva Medical to all sectors of the healthcare community in Israel. The terms of the deal include an undisclosed upfront payment to Ark, minimum annual order levels and profits from commercialization being shared between the two companies.

It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world[1] and is particularly prevalent amongst the diabetic population where the ulcers can develop rapidly and are often particularly difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% have been observed over the four week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® in favour of previous treatments[2].

Ark estimates that up to 65,000 people per annum are diagnosed with leg and foot ulcers in Israel and the current dressings market is diverse. Current ulcer management approaches frequently require the use of multiple dressing (3–5 items) as well as significant amounts of nursing time. UK studies have shown that management with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective with potential reductions in overall treatment costs of up to 40% over a twelve week period[2].

Mr Paul Higham, Commercial Director of Ark, commented: "We are very pleased to announce this news. Teva Medical is an excellent partner to commercialise Kerraboot® as it is one of the most successful companies in the hospital, community and home healthcare sectors in Israel. The deal economics highlight the commitment of both companies to make a very significant product by building on Kerraboot®'s benefits over traditional ulcer and wound care approaches. This is the first of a number of deals we aim to strike as we progress our international commercialisation of Kerraboot®."

82-34804

For further information please contact:

Ark Therapeutics **+44 (0)20 7388 7722**
Dr Nigel Parker, Chief Executive
Paul Higham, Director of Commercial Development

Financial Dynamics **+44 (0)20 7831 3113**
David Yates
Lucy Briggs

Sources:

1 Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulcers; The Cochrane Library, Issue 1, 2002

2 Ark studies

Notes to Editors

Kerraboot®
Kerraboot® provides a new time-saving approach to the management of foot and leg ulcers in the form of an easy to apply, non-pressurised boot-like dressing. The product design incorporates a number of advanced medical device materials which generate a warm, moist environment for healing while facilitating the draining and isolation of exudates from the ulcerated area. Thus, substances such as matrix metalloproteases which can inhibit angiogenesis within the ulcer are reduced allowing natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate the re-granulation and healing of the affected area.

Foot and Leg Ulcer Facts
It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world and is particularly prevalent amongst diabetics where ulcers can develop rapidly and are difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing.

Ark Therapeutics Group plc
Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

82-34804

Ark Therapeutics Group plc

Interim Results for the First Half of 2004

STRONG PROGRESS SINCE IPO

London, UK, 31 August 2004 – Ark Therapeutics Group plc today announces its results for the six months ended 30 June 2004.

YEAR TO DATE HIGHLIGHTS

- Second safety and efficacy study for Cerepro™ in malignant glioma shows mean survival time increased by 80%
- Kerraboot® receives UK Drug Tariff Listing at a reimbursement price of £14.00, beating analysts' expectations by £2.00
- Kerraboot® UK sales force recruited, primary care sales commence
- Trinam® receives Orphan Drug Designation in the EU
- Compassionate Use supplies made available, at request of investigators, for patients completing EG005 Phase II one year extension protocol
- Listing on London Stock Exchange successfully raises £55 million
- Cash and liquid resources £53.7 million at 30 June 2004

POST- PERIOD EVENTS

- Commercialisation agreement signed with Teva Medical for Kerraboot® in Israel
- Results of first two months of Ark sales representative activity encouraging, with sales of Kerraboot® rising to an average of £5,000 per week for the two weeks to 20 August 2004 (announced today)
- Initial Kerraboot® post-marketing study results show time savings, as well as benefits in ease of use, markers of healing and quality of life parameters (announced today)
- Study to update Cerepro™ toxicology package completed
- Scavidin® patent granted in Europe

Dr Nigel Parker, CEO of Ark, commented:

"During the first six months we have made major progress and delivered against all our key objectives set out during the IPO. In particular we have continued to advance our lead products, gaining significant safety and efficacy data for Cerepro™, and making impressive progress with Kerraboot®. We look forward to sustaining that momentum for the rest of the year."

82-34804

Ark Therapeutics

For further information:

Ark Therapeutics Group Plc | **Tel: + 44 (0)20 7388 7722**
Dr Nigel Parker, CEO
Martyn Williams, Financial Director

Financial Dynamics | **Tel: +44 (0)20 7831 3113**
David Yates
Lucy Briggs

Notes to Editors

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Dr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

82-34804

Ark Therapeutics

Chairman's and Chief Executive's statement

Overview – solid progress on all fronts

During the last six months we have made substantial progress in all aspects of Ark's business. In March, we completed our successful initial public offering on the London Stock Exchange, raising £55 million.

Securing our financial position through the IPO has allowed us to bring our first product to market and advance the development of our other lead products in the clinic. Our follow-on clinical portfolio (EG005 Phase II Study in HIV-associated lipodystrophy and EG010 diagnostic testing kit for heart attack risk assessment) has also made good progress, as have our research teams with the baculoviral and Scavidin® programmes. Consequently we have produced strong news flow, demonstrating that the Company is delivering on the achievement of the key milestones set out at the time of our IPO and, in certain cases, exceeding both our own and external expectations.

In the period we continued to make the transition to a sales and marketing company. We have deployed our initial sales force of Ark medical representatives in the UK, dedicated to the commercialisation of Kerraboot®. Today we are providing a post-period trading update. In addition, we recently announced a commercialisation agreement with Teva Medical for the sale and marketing of Kerraboot® in Israel, Teva's home market. Teva Medical is a subsidiary of Teva Pharmaceutical Industries, one of the world's major pharmaceutical groups.

Overall, in the first half of 2004 we have already delivered many of our key objectives for the year. These achievements reinforce our belief that we are well placed to become one of the successful new breed of healthcare companies servicing areas of high clinical need in specialist medicine.

Against this background of achievement, the performance of our share price since March is very disappointing. The Company has made excellent progress to date and we expect to build on this going forward.

Kerraboot® - launched in the UK

Following the introduction into UK hospitals of the Kerraboot® wound dressing device for foot and leg ulcers in November last year, initial patient evaluations continue to be very positive. We were pleased to see orders being placed directly by hospitals through PASA, the NHS Purchasing and Supply Agency, which has been ordering routinely during the period.

UK Drug Tariff Listing, which allows the product to be prescribed in primary care, was achieved in May at a price of £14.00, £2.00 above analysts' expectations. Our recently recruited sales force has made an encouraging start to selling into hospitals and primary care, commencing mid-June, with the

Ark Therapeutics

first FP10 prescriptions being received almost immediately. Additionally we completed recruitment of the 30 patients for the post-marketing comparative study and preliminary results were announced today. Compared with standard care, Kerraboot® showed time savings as well as benefits in ease of use, markers of healing and quality of life parameters.

Cerepro™ - potentially the world's first gene-based medicine

In June, we presented at the American Society of Gene Therapy the fully audited results of the second safety and efficacy study of Cerepro™ in malignant glioma. Results showed an 80% increase in mean survival time. This improvement was highly statistically significant and confirmed the results of the earlier Phase II safety and efficacy study. We have recently completed the Cerepro™ toxicology study agreed with the EMEA. As expected, full product clearance was achieved at 90 days, enabling us to update the pre-clinical dossier. The quality of this programme continues to be recognised by the regulatory agencies as evidenced by our receipt of unconditional approval from the UK's Gene Therapy Advisory Committee and Medicines and Healthcare Products Regulatory Agency for the continued development of what we believe could be one of the world's first gene-based medicines to become commercially available.

Vitor™ – no significant side effects found

During the period, enrolment into the Phase III Study for cachexia in cancer has continued and we are pleased to report that the Drug Safety Monitoring Board has met with the Company in the period and confirmed that it has found no side effects to give concern as to the safety of the product. We are thus continuing enrolment into the study, opening further centres in Europe.

Furthermore, we were pleased that research elucidating the way Vitor™ works in preventing muscle cell breakdown received recognition at this year's Multi-national Association of Supportive Care in Cancer (MASCC) conference, where our research collaborators (Professor Tisdale and his team at Aston University, Birmingham) won one of the Investigator of the Year Awards.

Trinam® – first trial patient treated

Trinam® achieved a milestone Ethics Committee approval in the US, clearing the "first-time into man" hurdle and, consequently, in the period the Phase II Study in haemodialysis access surgery opened for patient recruitment. We have since announced the first treatment of a patient with Trinam® in the trial. Trinam® received EU Orphan Medicinal Product Designation in June, in addition to the US Orphan Designation previously granted.

82-34804

Ark Therapeutics

Follow-on clinical products - progress

Progress in the last six months with our follow-on products in the clinic has been encouraging, with Ark agreeing to initiate compassionate use of EG005 in HIV-associated lipodystrophy at the request of investigators and of patients completing the Phase II voluntary one year extension protocol.

We have also procured blood samples to finalise the upper scale calibration of our EG010 diagnostic test prior to CE-marking later this year.

Science and research – cost-effective strategy

The business model employed by Ark, which constructively combines academia and industry, is proving highly cost-effective and we have made very good progress with both our baculoviral versatile vector and functional genomics programmes, as well as with Scavidin®, our targeted drug delivery platform. We will continue to employ this successful and cost-effective approach to primary research to advance our existing programmes and make new discoveries as we go forward.

Patents

During the period we have continued to make good progress in the prosecution of our intellectual property applications to protect our lead product portfolio in key geographical areas. Since the period end we have also been granted a European patent for our drug-targeting platform, Scavidin®. Such grants not only underpin our ability to commercialise successfully our products, but also confirm the novelty of our ongoing research and product development approaches. As a result of our patenting strategy, we expect unusually long exclusivity periods for the first products which the Company plans to bring to market.

Manufacturing – on track

During the first six months of this year we completed the structural work to upgrade our Finnish manufacturing facility from Phase II to Phase III/commercial supply. Validation of the facilities and of the production lines for Cerepro™ and Trinam® has progressed according to plan. We remain on track to complete this project towards the end of this year.

Board and Management – strengthening

Simultaneous with the IPO, Professor John Martin and Dr. Kalevi Kurkijarvi resigned from our Board as part of the public company restructuring. John remains deeply involved in the business as Chief Scientific Officer and a member of the executive team. Both gave generously of their time as Board

members and on behalf of the Board and shareholders we thank them for their services and their contribution to our success to date.

In April Nick Plummer joined us from the law firm Ashurst as Legal Counsel and Company Secretary. Nick knows the Company well, having worked on Ark legal matters for a number of years while at Ashurst. In May we announced the appointment of David Prince, the former CFO of Cable and Wireless, as a non-executive Director and Chairman of the Audit Committee. David is an experienced director who, with his strong track record in financial management, is already making a valuable contribution to the business. Both are welcome additions to our strengthening team.

Financial Review

In the six months ended 30 June 2004, Ark made a net loss of £5.9 million (six months ended 30 June 2003 - £3.4 million). Net cash outflow before management of liquid resources and financing for the period was £5.8 million (six months ended 30 June 2003 - £2.6 million). Cash and liquid resources were £53.7 million at 30 June 2004 (£13.4 million at 30 June 2003).

Revenues of £0.03 million were recorded in the first six months of 2004 (six months ended 30 June 2003 – £nil), all of which related to Kerraboot®. The achievement of Drug Tariff listing in May and the recruitment of our initial sales force in the second quarter led to a rapid increase in sales and, with the recent announcement of the Kerraboot® post-marketing study results, these should provide strong drivers for the continued sales growth of this product.

Research and development expenditure in the first six months of 2004 was £3.9 million (six months ended 30 June 2003: £2.9 million), reflecting the higher level of late stage clinical trial activity and the continued investment in the GMP manufacturing facility in Finland.

Selling, marketing and distribution costs for the period were £0.6 million (six months ended 30 June 2003: £nil). These costs related to the launch of Kerraboot® and initial sales force expenses.

Other administrative expenses for the period were £2.6 million (six months ended 30 June 2003: £1.8 million), reflecting the general increase in Group activities, increased costs as a result of being a listed company and additional costs associated with the IPO.

In the six months ended 30 June 2004 the Group earned interest on its cash deposits of £0.8 million (six months ended 2003: £0.3 million), reflecting the increased level of cash following the IPO.

82-34804

Prospects

In the remainder of the year we expect to build on the significant progress we have made since the IPO as we continue the transition from a research and development-focused company to a commercial revenue-generating enterprise. In particular, we aim to build on the encouraging initial UK sales of Kerraboot® and to give a manufacturing and regulatory update on Cerepro™, including progress on the certification of our Finnish GMP manufacturing facility. We also expect to provide updates on our Vitor™, Trinam® and EG005 trials and on the international commercialisation of Kerraboot®.

Our staff in London and Kuopio, Finland have achieved some notable successes during the first six months of this year. We remain most grateful to all of them for their commitment and effort.

Dennis Turner, Chairman
Dr Nigel Parker, Chief Executive Officer **31 August 2004**

82-34804

Consolidated profit and loss account
For the six months ended 30 June 2004 (unaudited)

	Note	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Turnover		26,980	-	1,847
Cost of sales		(9,522)	-	(644)
Gross profit		17,458	-	1,203
Research and development expenses		(3,933,353)	(2,903,658)	(5,368,766)
		(3,915,895)	(2,903,658)	(5,367,563)
Selling, marketing and distribution costs		(595,901)	-	(318,710)
Other administrative expenses		(2,635,660)	(1,752,154)	(4,225,520)
Share-based compensation		(43,836)	593,691	593,691
Administrative expenses		(2,679,496)	(1,158,463)	(3,631,829)
Other income		30,148	63,363	108,870
Operating loss		(7,161,144)	(3,998,758)	(9,209,232)
Finance income (net)		750,178	255,950	457,640
Loss on ordinary activities before taxation		(6,410,966)	(3,742,808)	(8,751,592)
Tax on loss on ordinary activities		550,947	325,475	650,949
Loss on ordinary activities after taxation, being retained loss for the period		(5,860,019)	(3,417,333)	(8,100,643)
Loss per share (basic and diluted)	2	(0.05)	(0.04)	(0.10)

Consolidated statement of total recognised gains and losses
For the six months ended 30 June 2004 (unaudited)

	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Loss for the period	(5,860,019)	(3,417,333)	(8,100,643)
Currency translation gain/(losses) on foreign currency net investments	10,040	(10,404)	(12,741)
	(5,849,979)	(3,427,737)	(8,113,384)

82-34804

Ark Therapeutics

Consolidated balance sheet
As at 30 June 2004 *(unaudited)*

	Note	30 June 2004 £'s	30 June 2003 £'s	31 December 2003 £'s
Fixed assets				
Intangible assets		679,169	1,933,013	1,306,091
Tangible assets		921,403	785,146	834,838
		1,600,572	2,718,159	2,140,929
Current assets				
Stocks		94,120	-	9,200
Debtors		2,228,059	540,943	1,017,536
Cash at bank and in hand		53,738,381	13,403,783	9,157,565
		56,060,560	13,944,726	10,184,301
Creditors: amounts falling due within one year		(3,218,897)	(2,203,945)	(2,582,764)
Net current assets		52,841,663	11,740,781	7,601,537
Total assets less current liabilities		54,442,235	14,458,940	9,742,466
Creditors: amounts falling due after more than one year		*(437,060)*	*(517,635)*	*(486,808)*
Net assets		54,005,175	13,941,305	9,255,658
Capital and reserves				
Called up share capital		1,263,110	57,751	57,751
Share premium		86,339,290	36,988,989	36,988,989
Profit and loss account		(33,597,225)	(23,105,435)	(27,791,082)
Shareholders' funds	6	54,005,175	13,941,305	9,255,658
Shareholders' funds may be analysed as:				
Equity interests		54,005,175	13,891,305	9,205,658
Non-equity interests		-	50,000	50,000
		54,005,175	13,941,305	9,255,658

82-34804

Ark Therapeutics

Consolidated cash flow statement
For the six months ended 30 June 2004 (unaudited)

	Notes	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Net cash outflow from operating activities	3	(6,214,622)	(3,733,892)	(8,114,251)
Returns on investments and servicing of finance	4	615,608	255,950	457,640
Taxation	4	-	1,032,850	1,033,813
Capital expenditure and financial investment	4	(213,908)	(149,699)	(256,661)
Cash outflow before financing		(5,812,922)	(2,594,791)	(6,879,459)
Financing	4	50,389,418	118,810	169,916
Increase/(decrease) in cash in the year		44,576,496	(2,475,981)	(6,709,543)

82-34804

Notes to the financial information

1 **Basis of Preparation**
The interim financial information has been prepared on the basis of the accounting policies set out in the Group's statutory financial statements for the year ended 31 December 2003.

These interim financial statements do not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Results for the six month periods ended 30 June 2003 and 30 June 2004 have not been audited. The results for the year ended 31 December 2003 have been extracted from the statutory financial statements, which been filed with the Registrar of Companies and upon which the auditors reported without qualification.

Copies of the interim results for the six months ended 30 June 2004 are being sent to all shareholders and can also be printed from the Company's website at www.arktherapeutics.com. Further copies of the interim results and copies of the full financial statements for the year ended 31 December 2003 (which can also be printed from the Company's website) *can be obtained by sending a stamped addressed envelope to the Company Secretary at Ark Therapeutics Group plc,* 1 Fitzroy Mews, London W1T 6DE.

2 **Loss per share**
FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The loss per share is based on the weighted average number of shares adjusted to reflect the restructuring of share capital on listing of the company and is presented as if the share restructuring had happened at the beginning of the period under review.

The calculation of basic and diluted loss per ordinary share is based on the loss of £ 5,860,019 *for the six months ended* 30 June 2004 (six months ended 30 June 2003 - £ 3,417,333; year ended 31 December 2003 - £ 8,100,643) and on 110,629,401 ordinary shares (June 2003 - 81,106,688; December 2003 - 81,106,688) being the weighted average number of ordinary shares in issue.

3 **Reconciliation of operating loss to net cash outflow from operating activities**

	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Operating loss	(7,161,144)	(3,998,758)	(9,209,232)
Depreciation charge	85,790	46,828	155,950
Amortisation of goodwill	626,922	626,922	1,253,844
(Increase)/decrease in debtors	(527,655)	209,007	68,622
Increase in stocks	(84,920)	-	(9,200)
Increase/(decrease) in creditors	802,549	(24,200)	219,456
Share based compensation	43,836	(593,691)	(593,691)
Net cash outflow from operating activities	(6,214,622)	(3,733,892)	(8,114,251)

82-34804

Notes to financial information (contd)

4 Analysis of cash flows for headings netted in the cash flow statement

	Six months ended 30 June 2004 £'s	Six months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Returns on investments and servicing of finance			
Interest received	615,608	255,950	457,640
Taxation			
Research and development tax credit	-	1,032,850	1,033,813
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	(213,908)	(149,699)	(256,661)
Financing			
Issue of shares	50,393,807	-	-
Capital element of finance lease rental payments	-	(2,934)	(5,867)
Repayment of loans	(22,425)	-	(33,638)
New Loans	18,036	121,744	209,421
Net cash inflow from financing	50,389,418	118,810	169,916

5 Analysis of changes in net funds

	1 January 2004 £'s	Cash Flow £'s	Foreign Exchange £'s	30 June 2004 £'s
Cash at bank and in hand	9,157,565	44,576,496	4,320	53,738,381
Debt - due within one year	(47,478)	(19,246)	2,547	(64,177)
Debt - due after more than one year	(486,808)	23,635	26,113	(437,060)
Net funds	8,623,279	44,580,885	32,980	53,237,144

6 Reconciliation of movements in Group Shareholders' Funds

	£'s
As at 1 January 2004	9,255,658
Redemption of preference share capital	(50,000)
Issue of shares	55,334,368
Share issue expenses	(4,728,708)
Loss for the period	(5,860,019)
Currency translation gains on foreign currency net investments	10,040
Share-based compensation	43,836
As at 30 June 2004	54,005,175

82-34804

Ark Therapeutics

Independent review report to Ark Therapeutics Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
Cambridge
31 August 2004

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

82-34804

Ark's Kerraboot® effective in managing a wide range of ulcer types in the community – benefits over standard care shown.

Initial post-marketing study results

31 AUGUST 2004, London UK: Ark Therapeutics Group plc today announces the preliminary results of its third clinical study of Kerraboot®, the Company's novel wound dressing device for the management of foot and leg ulcers. The study, comparing Kerraboot® with current standard care, met both primary and secondary study objectives, showing Kerraboot® to be effective in the management of diabetic foot and leg ulcers in primary care-based patients. Benefits demonstrated over standard care were reduced dressing time, ease of use and improvements in quality of life indicators. The full results of the study will be presented at the "Wounds UK" Conference in Harrogate, 15-17 November 2004.

Overall, the outcomes from this third study complement those seen in the previous two clinical studies. Taking the results of these three trials together, they show that Kerraboot® can be successfully used across all ulcer severities ranging from hospitalised cases with very severe ulcers being considered for leg amputation, through difficult out-patient cases to the milder cases being cared for at home.

Dr Mike Edmonds, Consultant Physician at Kings College Hospital, London led this multi-centre, randomised, open label study which evaluated the use of Kerraboot® compared with standard care dressings in the management of diabetic foot ulcers over a four week period. Five major UK wound care centres took part in the study.[1]

Over the study period, the overall healing profile of the Kerraboot® group showed greater improvements in granulation and reduced 'sloughing' even though these patients had worse ulcers to start with. Also, greater improvements were noted in pain reduction and stress indicators versus standard therapy. In comparison to standard dressings, Kerraboot® resulted in a 50% reduction in the time needed by nurses to change the dressing and all patients rapidly became nurse-independent, being able to change dressing themselves. In terms of acceptability, the healthcare workers and patients rated the Kerraboot® better for most parameters tested, notably ease of application and removal, convenience and improved patient mobility.

Dr Alan Boyd, Research and Development Director at Ark said: "We are pleased with these initial results and, combined with the outcomes from previous studies, we now have evidence to support the use of Kerraboot® across the range of ulcer types in both hospitalised and primary care-based patients. Kerraboot® has been shown to offer considerable healthcare and patient benefits over traditional ulcer and wound care approaches, including the potential for cost savings

82-34804

in the management of these patients. We look forward to presenting the full study data at "Wounds UK" later this year."

For further information please contact:

Ark Therapeutics **+44 (0)20 7388 7722**
Dr Nigel Parker, Chief Executive Officer
Dr Alan Boyd, Research & Development Director

Financial Dynamics
David Yates **+ 44 (0)20 7831 3113**
Lucy Briggs

[1] Kings College Hospital, London; Royal Bournemouth Hospital, Bournemouth; Manchester Royal Infirmary, Manchester; Tameside General Hospital, Ashton-Under-Lyme and Hope Hospital, Salford

Notes to Editors

Kerraboot®

Kerraboot® provides a new time-saving approach to the management of foot and leg ulcers in the form of an easy to apply, non-pressurised boot-like dressing. The product design incorporates a number of advanced medical device materials which generate a warm, moist environment for healing while facilitating the draining and isolation of exudates from the ulcerated area. Thus, substances such as matrix metalloproteases which can inhibit angiogenesis within the ulcer are reduced allowing natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate the re-granulation and healing of the affected area.

Foot and Leg Ulcer Facts

It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world and is particularly prevalent amongst diabetics where ulcers can develop rapidly and are difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or

82-34804

Ark Therapeutics

implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

82-34804

Ark issues first trading update for sales of Kerraboot® in the UK

London, UK, 31 August 2004: Ark Therapeutics Group plc today announces encouraging results from the activities of its newly-recruited Kerraboot® sales force. Commencing in mid-June, Ark's sales representatives have generated sales rising to an average of £5,000 per week for the two weeks ending 20 August 2004. Whilst the majority of these prescriptions have been generated in primary care, where the sales force is mainly focusing, the number of hospitals who have ordered Kerraboot® has increased from 2 at the end of 2003 to a total of 14 today.

UK Drug Tariff Listing, which allows Kerraboot® to be prescribed in primary care, was achieved in May at a price of £14.00. Following this the UK sales force was recruited to service 10 territories covering England, Wales and Scotland. The sales force has made a good start to selling into hospitals and primary care, with the first prescriptions in primary care being received almost immediately.

Kerraboot® is stocked and supplied as a standard product by two of the UK's major wholesalers, AAH and Phoenix, as well as a number of smaller regional wholesalers. In addition, the product is being supplied to UK hospitals via a contract agreed with PASA, the NHS Purchasing and Supply Agency, which has been ordering routinely during the period.

Paul Higham, Director of Commercial Development at Ark, commented: "*The sales team has made a good start to selling Kerraboot®. There has been an enthusiastic response to the product from patients and healthcare professionals and the first sales figures are encouraging. We expect the sales to build from this base as the contribution Kerraboot® can make to improving leg and foot ulcer management is increasingly recognized, particularly in the light of the positive results from the comparative study also announced today. We believe that the clear patient benefits delivered by Kerraboot® in this study and in its everyday use will drive uptake amongst healthcare professionals.*"

For further information please contact:

Ark Therapeutics **+44 (0)20 7388 7722**
Dr Nigel Parker, Chief Executive
Paul Higham, Director of Commercial Development

Financial Dynamics **+44 (0)20 7831 3113**
David Yates
Lucy Briggs

82-34804

Ark Therapeutics

Notes to Editors

Kerraboot®

Kerraboot® provides a new time-saving approach to the management of foot and leg ulcers in the form of an easy to apply, non-pressurised boot-like dressing. The product design incorporates a number of advanced medical device materials which generate a warm, moist environment for healing while facilitating the draining and isolation of exudates from the ulcerated area. Thus, substances such as matrix metalloproteases which can inhibit angiogenesis within the ulcer are reduced allowing natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate the re-granulation and healing of the affected area.

Foot and Leg Ulcer Facts

It is estimated that lower leg and foot ulceration affects 1% of the adult population in the developed world and is particularly prevalent amongst diabetics where ulcers can develop rapidly and are difficult to heal. Kerraboot® provides a new approach to their management in the form of a novel, non pressurized boot-like dressing device, which is simple and quick to use and pain free to change. Kerraboot®'s design incorporates a number of advanced medical device materials that generate a warm, moist environment for healing, while facilitating the draining and isolation of exudates, which inhibit angiogenesis, from the ulcer. This allows natural growth factors, such as Vascular Endothelial Growth Factors (VEGF), to stimulate healing.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

Ark Therapeutics Group plc

Interim report 2004







Converting science into products

Ark Therapeutics

Contents

During the six months ended 30 June 2004

>> Second safety and efficacy study for **Cerepro™** in malignant glioma shows mean survival time increased by 80%

>> **Kerraboot®** receives UK Drug Tariff Listing at a reimbursement price of £14.00, beating analysts' expectations by £2.00

>> **Kerraboot®** UK sales force recruited, primary care sales commence

>> **Trinam®** receives Orphan Drug Designation in the EU

>> Compassionate Use supplies made available, at request of investigators, for patients completing **EG005 Phase II** one year extension protocol

>> Listing on London Stock Exchange successfully raises £55 million

>> Cash and liquid resources £53.7 million at 30 June 2004

Post-period events

>> Commercialisation agreement signed with Teva Medical for **Kerraboot®** in Israel

>> Results of first two months of Ark sales representative activity encouraging, with sales of **Kerraboot®** rising to an average of £5,000 per week for the two weeks to 20 August 2004 (announced today)

>> Initial **Kerraboot®** post-marketing study results show time savings, as well as benefits in ease of use, markers of healing and quality of life parameters (announced today)

>> Study to update **Cerepro™** toxicology package completed

>> **Scavidin®** patent granted in Europe

Chairman's and Chief Executive's statement

Overview – solid progress on all fronts

During the last six months we have made substantial progress in all aspects of Ark's business. In March, we completed our successful initial public offering on the London Stock Exchange, raising £55 million.

Securing our financial position through the IPO has allowed us to bring our first product to market and advance the development of our other lead products in the clinic. Our follow-on clinical portfolio (EG005 Phase II Study in HIV-associated lipodystrophy and EG010 diagnostic testing kit for heart attack risk assessment) has also made good progress, as have our research teams with the baculoviral and Scavidin® programmes. Consequently we have produced strong news flow, demonstrating that the Company is delivering on the achievement of the key milestones set out at the time of our IPO and, in certain cases, exceeding both our own and external expectations.

In the period we continued to make the transition to a sales and marketing company. We have deployed our initial sales force of Ark medical representatives in the UK, dedicated to the commercialisation of Kerraboot®. Today we are providing a post-period trading update. In addition, we recently announced a commercialisation agreement with Teva Medical for the sale and marketing of Kerraboot® in Israel, Teva's home market. Teva Medical is a subsidiary of Teva Pharmaceutical Industries, one of the world's major pharmaceutical groups.

Overall, in the first half of 2004 we have already delivered many of our key objectives for the year. These achievements reinforce our belief that we are well placed to become one of the successful new breed of healthcare companies servicing areas of high clinical need in specialist medicine.

Against this background of achievement, the performance of our share price since March is very disappointing. The Company has made excellent progress to date and we expect to build on this going forward.

Kerraboot® – launched in the UK

Following the introduction of the Kerraboot® wound dressing device for foot and leg ulcers into UK hospitals in November last year, initial patient evaluations continue to be very positive. We were pleased to see orders being placed directly by hospitals through PASA, the NHS Purchasing and Supply Agency, which has been ordering routinely during the period.

UK Drug Tariff Listing, which allows the product to be prescribed in primary care, was achieved in May at a price of £14.00, £2.00 above analysts' expectations. Our recently recruited sales force has made an encouraging start to selling into hospitals and primary care, commencing mid-June, with the first FP10 prescriptions being received almost immediately. Additionally we completed recruitment of the 30 patients for the post-marketing comparative study and preliminary results were announced today. Compared with standard care, Kerraboot® showed time savings as well as benefits in ease of use, markers of healing and quality of life parameters.

Cerepro™ – potentially the world's first gene-based medicine

In June, we presented at the American Society of Gene Therapy the fully audited results of the second safety and efficacy study of Cerepro™ in malignant glioma. Results showed an 80% increase in mean survival time. This improvement was highly statistically significant and confirmed the results of the earlier Phase II safety and efficacy study. We have recently completed the Cerepro™ toxicology study agreed with the EMEA. As expected, full product clearance was achieved at 90 days, enabling us to update the pre-clinical dossier. The quality of this programme continues to be recognised by the regulatory agencies as evidenced by our receipt of approval from the UK's Gene Therapy Advisory Committee and Medicines and Healthcare Products Regulatory Agency for the continued development of what we believe could be one of the world's first gene-based medicines to become commercially available.

Vitor™ – no significant side effects found

During the period, enrolment into the Phase III Study for cachexia in cancer has continued and we are pleased to report that the Drug Safety Monitoring Board has met with the Company in the period and confirmed that it has found no side effects to give concern as to the safety of the product. We are thus continuing enrolment into the study, opening further centres in Europe.

Furthermore, we were pleased that research elucidating the way Vitor™ works in preventing muscle cell breakdown received recognition at this year's Multi-national Association of Supportive Care in Cancer (MASCC) conference, where our research collaborators (Professor Tisdale and his team at Aston University, Birmingham) won one of the Investigator of the Year Awards.

Trinam® – first trial patient treated

Trinam® achieved a milestone Ethics Committee approval in the US, clearing the "first-time into man" hurdle and, consequently, in the period the Phase II Study in haemodialysis access surgery opened for patient recruitment. We have since announced the first treatment of a patient with Trinam® in the trial. Trinam® received EU Orphan Medicinal Product Designation in June, in addition to the US Orphan Designation previously granted.

Follow-on clinical products – progress

Progress in the last six months with our follow-on products in the clinic has been encouraging, with Ark agreeing to initiate compassionate use of EG005 in HIV-associated lipodystrophy at the request of investigators and of patients completing the Phase II voluntary one year extension protocol.

We have also procured blood samples to finalise the upper scale calibration of our EG010 diagnostic test prior to CE-marking later this year.

Science and research – cost-effective strategy

The business model employed by Ark, which constructively combines academia and industry, is proving highly cost-effective and we have made very good progress with both our baculoviral versatile vector and functional genomics programmes, as well as with Scavidin®, our targeted drug delivery platform. We will continue to employ this successful and cost-effective approach to primary research to advance our existing programmes and make new discoveries as we go forward.

Patents

During the period we have continued to make good progress in the prosecution of our intellectual property applications to protect our lead product portfolio in key geographical areas. Since the period end we have also been granted a European patent for our drug-targeting platform, Scavidin®. Such grants not only underpin our ability to commercialise successfully our products, but also confirm the novelty of our ongoing research and product development approaches. As a result of our patenting strategy, we expect unusually long exclusivity periods for the first products which the Company plans to bring to market.

Manufacturing – on track

During the first six months of this year we completed the structural work to upgrade our Finnish manufacturing facility from Phase II to Phase III/commercial supply. Validation of the facilities and of the production lines for Cerepro™ and Trinam® has progressed according to plan. We remain on track to complete this project towards the end of this year.

Board and Management – strengthening

Simultaneous with the IPO, Professor John Martin and Dr. Kalevi Kurkijarvi resigned from our Board as part of the public company restructuring. John remains deeply involved in the business as Chief Scientific Officer and a member of the executive team. Both gave generously of their time as Board members and on behalf of the Board and shareholders we thank them for their services and their contribution to our success to date.

In April Nick Plummer joined us from the law firm Ashurst as Legal Counsel and Company Secretary. Nick knows the Company well, having worked on Ark legal matters for a number of years while at Ashurst. In May we announced the appointment of David Prince, the former CFO of Cable and Wireless, as a non-executive Director and Chairman of the Audit Committee. David is an experienced director who, with his strong track record in financial management, is already making a valuable contribution to the business. Both are welcome additions to our strengthening team.

Financial Review

In the six months ended 30 June 2004, Ark made a net loss of £5.9 million (six months ended 30 June 2003: £3.4 million). Net cash outflow before management of liquid resources and financing for the period was £5.8 million (six

months ended 30 June 2003: £2.6 million). Cash and liquid resources were £53.7 million at 30 June 2004 (£13.4 million at 30 June 2003).

Revenues of £0.03 million were recorded in the first six months of 2004 (six months ended 30 June 2003: £nil), all of which related to Kerraboot®. The achievement of Drug Tariff listing in May and the recruitment of our initial sales force in the second quarter led to a rapid increase in sales and, with the recent announcement of the Kerraboot® post-marketing study results, these should provide strong drivers for the continued sales growth of this product.

Research and development expenditure in the first six months of 2004 was £3.9 million (six months ended 30 June 2003: £2.9 million), reflecting the higher level of late stage clinical trial activity and the continued investment in the GMP manufacturing facility in Finland.

Selling, marketing and distribution costs for the period were £0.6 million (six months ended 30 June 2003: £nil). These costs related to the launch of Kerraboot® and initial sales force expenses.

Other administrative expenses for the period were £2.6 million (six months ended 30 June 2003: £1.8 million), reflecting the general increase in Group activities, increased costs as a result of being a listed company and additional costs associated with the IPO.

In the six months ended 30 June 2004 the Group earned interest on its cash deposits of £0.8 million (six months ended 2003: £0.3 million), reflecting the increased level of cash following the IPO.

Prospects

In the remainder of the year we expect to build on the significant progress we have made since the IPO as we continue the transition from a research and development-focused company to a commercial revenue-generating enterprise. In particular, we aim to build on the encouraging initial UK sales of Kerraboot® and to give a manufacturing and regulatory update on Cerepro™, including progress on the certification of our Finnish GMP manufacturing facility. We also expect to provide updates on our Vitor™, Trinam® and EG005 trials and on the international commercialisation of Kerraboot®.

Our staff in London and Kuopio, Finland have achieved some notable successes during the first six months of this year. We remain most grateful to all of them for their commitment and effort.

Dennis Turner, *Chairman*

Nigel Parker, *Chief Executive Officer*
31 August 2004

Consolidated profit and loss account

for the six months ended 30 June 2004 (unaudited)

	Note	**6 months ended 30 June 2004 £'s**	6 months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Turnover		**26,980**	–	1,847
Cost of sales		**(9,522)**	–	(644)
Gross profit		**17,458**	–	1,203
Research and development expenses		**(3,933,353)**	(2,903,658)	(5,368,766)
		(3,915,895)	(2,903,658)	(5,367,563)
Selling, marketing and distribution costs		**(595,901)**	–	(318,710)
Other administrative expenses		**(2,635,660)**	(1,752,154)	(4,225,520)
Share-based compensation		**(43,836)**	593,691	593,691
Administrative expenses		**(2,679,496)**	(1,158,463)	(3,631,829)
Other income		**30,148**	63,363	108,870
Operating loss		**(7,161,144)**	(3,998,758)	(9,209,232)
Finance income (net)		**750,178**	255,950	457,640
Loss on ordinary activities before taxation		**(6,410,966)**	(3,742,808)	(8,751,592)
Tax on loss on ordinary activities		**550,947**	325,475	650,949
Loss on ordinary activities after taxation, being retained loss for the period		**(5,860,019)**	(3,417,333)	(8,100,643)
Loss per share (basic and diluted)	2	**(0.05)**	(0.04)	(0.10)

Consolidated statement of total recognised gains and losses

for the six months ended 30 June 2004 (unaudited)

	6 months ended 30 June 2004 £'s	6 months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Loss for the period	**(5,860,019)**	(3,417,333)	(8,100,643)
Currency translation gain/(losses) on foreign currency net investments	**10,040**	(10,404)	(12,741)
	(5,849,979)	(3,427,737)	(8,113,384)

Consolidated balance sheet
As at 30 June 2004 (unaudited)

	Note	30 June 2004 £'s	30 June 2003 £'s	31 December 2003 £'s
Fixed assets				
Intangible assets		**679,169**	1,933,013	1,306,091
Tangible assets		**921,403**	785,146	834,838
		1,600,572	2,718,159	2,140,929
Current assets				
Stocks		**94,120**	–	9,200
Debtors		**2,228,059**	540,943	1,017,536
Cash at bank and in hand		**53,738,381**	13,403,783	9,157,565
		56,060,560	13,944,726	10,184,301
Creditors: amounts falling due within one year		**(3,218,897)**	(2,203,945)	(2,582,764)
Net current assets		**52,841,663**	11,740,781	7,601,537
Total assets less current liabilities		**54,442,235**	14,458,940	9,742,466
Creditors: amounts falling due after more than one year		**(437,060)**	(517,635)	(486,808)
Net assets		**54,005,175**	13,941,305	9,255,658
Capital and reserves				
Called up share capital		**1,263,110**	57,751	57,751
Share premium		**86,339,290**	36,988,989	36,988,989
Profit and loss account		**(33,597,225)**	(23,105,435)	(27,791,082)
Shareholders' funds	6	**54,005,175**	13,941,305	9,255,658
Shareholders' funds may be analysed as:				
Equity interests		**54,005,175**	13,891,305	9,205,658
Non-equity interests		**-**	50,000	50,000
		54,005,175	13,941,305	9,255,658

Consolidated cash flow statement

for the six months ended 30 June 2004 (unaudited)

	Notes	**6 months ended 30 June 2004 £'s**	6 months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Net cash outflow from operating activities	3	**(6,214,622)**	(3,733,892)	(8,114,251)
Returns on investments and servicing of finance	4	**615,608**	255,950	457,640
Taxation	4	**–**	1,032,850	1,033,813
Capital expenditure and financial investment	4	**(213,908)**	(149,699)	(256,661)
Cash outflow before financing		**(5,812,922)**	(2,594,791)	(6,879,459)
Financing	4	**50,389,418**	118,810	169,916
Increase/(decrease) in cash in the year		**44,576,496**	(2,475,981)	(6,709,543)

1 Basis of preparation

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's statutory financial statements for the year ended 31 December 2003.

These interim financial statements do not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Results for the six month periods ended 30 June 2003 and 30 June 2004 have not been audited. The results for the year ended 31 December 2003 have been extracted from the statutory financial statements, which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

Copies of the interim results for the six months ended 30 June 2004 are being sent to all shareholders and can also be printed from the Company's website at www.arktherapeutics.com. Further copies of the interim results and copies of the full financial statements for the year ended 31 December 2003 (which can also be printed from the Company's website) can be obtained by sending a stamped addressed envelope to the Company Secretary at Ark Therapeutics Group plc, 1 Fitzroy Mews, London W1T 6DE.

2 Loss per share

FRS 14 requires presentation of diluted earnings per share when a company could be called upon to issue shares that would decrease net profit or increase net loss per share. For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-money options. Since it seems inappropriate to assume that option holders would exercise out-of-money options, no adjustment has been made to diluted loss per share for out-of-money share options.

The loss per share is based on the weighted average number of shares adjusted to reflect the restructuring of share capital on listing of the Company and is presented as if the share restructuring had happened at the beginning of the period under review.

The calculation of basic and diluted loss per ordinary share is based on the loss of £5,860,019 for the six months ended 30 June 2004 (six months ended 30 June 2003 – £3,417,333; year ended 31 December 2003 – £8,100,643) and on 110,629,401 ordinary shares (June 2003 – 81,106,688; December 2003 – 81,106,688) being the weighted average number of ordinary shares in issue.

3 Reconciliation of operating loss to net cash outflow from operating activities

	6 months ended 30 June 2004 £'s	6 months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Operating loss	**(7,161,144)**	(3,998,758)	(9,209,232)
Depreciation charge	**85,790**	46,828	155,950
Amortisation of goodwill	**626,922**	626,922	1,253,844
(Increase)/decrease in debtors	**(527,655)**	209,007	68,622
Increase in stocks	**(84,920)**	–	(9,200)
Increase/(decrease) in creditors	**802,549**	(24,200)	219,456
Share based compensation	**43,836**	(593,691)	(593,691)
Net cash outflow from operating activities	**(6,214,622)**	(3,733,892)	(8,114,251)

4 Analysis of cash flows for headings netted in the cash flow statement

	6 months ended 30 June 2004 £'s	6 months ended 30 June 2003 £'s	Year ended 31 December 2003 £'s
Returns on investments and servicing of finance			
Interest received	**615,608**	255,950	457,640
Taxation			
Research and development tax credit	**–**	1,032,850	1,033,813
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	**(213,908)**	(149,699)	(256,661)
Financing			
Issue of shares	**50,393,807**	–	–
Capital element of finance lease rental payments	**–**	(2,934)	(5,867)
Repayment of loans	**(22,425)**	–	(33,638)
New loans	**18,036**	121,744	209,421
Net cash inflow from financing	**50,389,418**	118,810	169,916

5 Analysis of changes in net funds

	1 January 2004 £'s	Cash flow £'s	Foreign exchange £'s	30 June 2004 £'s
Cash at bank and in hand	9,157,565	44,576,496	4,320	**53,738,381**
Debt – due within one year	(47,478)	(19,246)	2,547	**(64,177)**
Debt – due after more than one year	(486,808)	23,635	26,113	**(437,060)**
Net funds	8,623,279	44,580,885	32,980	**53,237,144**

6 Reconciliation of movements in Group Shareholders' Funds

	£'s
As at 1 January 2004	9,255,658
Redemption of preference share capital	(50,000)
Issue of shares	55,334,368
Share issue expenses	(4,728,708)
Loss for the period	(5,860,019)
Currency translation gains on foreign currency net investments	10,040
Share-based compensation	43,836
As at 30 June 2004	**54,005,175**

Independent Review Report to Ark Therapeutics Group plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 6. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP

Deloitte & Touche LLP Cambridge
Chartered Accountants 31 August 2004

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Ark Therapeutics Group plc

Contact details

Ark Therapeutics Group plc
1 Fitzroy Mews
London W1T 6DE

t: +44 (0) 20 7388 7722
f: +44 (0) 20 7388 7805
e: info@arktherapeutics.com
w: www.arktherapeutics.com

Ark Therapeutics